

Mail Stop 3030

July 30, 2009

Via U S Mail and FAX [(201) 432-9542]

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

> **Re:** **Bel Fuse, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 13, 2009**
> **File No. 0-11676**

Dear Mr. Bernstein:

We have reviewed the information and proposed disclosures filed on July 13, 2009, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 49

1.	In your response to comment 4, you indicate that you "maintain lower base salaries as compared to those offered by your peers." Please clarify whether you will disclose how you determine where below your peer salaries you set compensation, such as through the use a specific benchmark or otherwise. In addition, and to the extent that actual compensation differs from a benchmark, your disclosure should include the reasons for this.

2.	We note your response to comment 5. Please clarify if your disclosure will indicate:
	·	whether the CEO , CFO, and Vice President of Operations are the persons who make the decision to grant bonuses;
	·	which specific quarterly results you evaluate in your decision to grant bonuses and the weight assigned to each if more than one result is used; and
	·	how you determine the number of weeks pay that each executive officer receives.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

3.	We note your response to our prior comment 6. Please tell us why you believe it was appropriate to exclude from the beneficial ownership table the two shareholders whose voting rights were suspended. Please cite any authority upon which you rely.

* * * * * *

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Gary R. Todd
Reviewing Accountant